1A

03002821

AB 3/03/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 49362

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Spencer Clarke LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Park Avenue, 4th Floor
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 21 2003 WASH. D.C. 161 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Drescher 212 446-6100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP
(Name — if individual, state last, first, middle name)

100 Jericho Quadrangle, Suite 236, Jericho, NY 11753
(Address) (City) (State) Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID DRESCHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPENCER CLARKE LLC, as of DECEMBER 31, ~~19~~ '02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

ANDREW S. KOENIG
Notary Public, State of New York
No. 01KO6043885
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires June 26, 20

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent auditors' report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 2 1 2003
WASH, D.C.
161
SECTION

SPENCER CLARKE LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2002

SPENCER CLARKE LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2002

CONTENTS

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

Spencer Clarke LLC
New York, New York

We have audited the accompanying statement of financial condition of Spencer Clarke, LLC as of December 31, 2002, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spencer Clarke LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied

in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jericho, New York
February 5, 2003

SPENCER CLARKE LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
Cash	$104,146
Due from clearing firm	259,703
Securities owned, not readily marketable, at estimated fair value	16,300
Equipment and leasehold improvements - net	104,943
Employee loans and advances	32,767
Money market account - pledged	70,884
Other assets	38,655
Total assets	$627,398
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Commissions payable	$ 50,221
Accounts payable and accrued expenses	41,991
Total liabilities	92,212
Commitments and contingencies (See Notes)	
Member's equity	535,186
Total liabilities and member's equity	$627,398

See accompanying notes to financial statements.

SPENCER CLARKE LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues	
Commissions	$1,713,217
Net firm trading gains	310,483
Interest and other income	209,272
Total revenues	2,232,972
Expenses	
Compensation and benefits	1,365,999
Clearing charges	41,063
Communications and occupancy	430,609
Market data services	180,296
Other operating expenses	411,382
Interest	757
Total expenses	2,430,106
Net loss	$ (197,134)

See accompanying notes to financial statements.

SPENCER CLARKE LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

BALANCE, January 1, 2002	$ 732,320
Net loss for the year	(197,134)
BALANCE, December 31, 2002	$ 535,186

See accompanying notes to financial statements.

SPENCER CLARKE LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Increase (decrease) in cash and cash equivalents	
Cash flows from operating activities	
Net loss	$(197,134)
Adjustments to reconcile net income to net cash	
Provided by in operating activities:	
Depreciation and amortization	69,304
(Increase) decrease in operating assets:	
Due from clearing firm	280,986
Employee loans and advances	6,680
Money market account – pledged	32,946
Other assets	23,723
Increase (decrease) in operating liabilities:	
Commissions payable	(41,299)
Accounts payable and accrued expenses	(92,203)
Deferred rent payable	(9,042)
Total adjustments	271,095
Net increase in cash and cash equivalents	73,961
Cash and cash equivalents at January 1, 2002	30,185
Cash and cash equivalents at December 31, 2002	$ 104,146
Supplemental disclosure of cash flow information:	
Interest paid	$ 757

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION

Spencer Clarke LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. The Company is wholly-owned by Spencer Clarke Holdings LLC ("Holdings").

The Company executes principal and agency transactions in listed and over-the-counter securities, and makes markets in over-the-counter equities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a trade-date basis.

Securities owned and securities sold, not yet purchased are carried at market value with unrealized gains and losses reflected in income.

Securities not readily marketable are valued at fair value as determined by management. These securities consist of investments that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933.

Depreciation of equipment is provided on a straight-line basis over the estimated useful life of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

For purposes of the financial statements, the Company considers all money market mutual funds and highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 3 - EQUIPMENT AND LEASEHOLD IMPROVEMENTS

These assets consist of the following:

		Estimated Useful Life
Equipment	$302,275	5 to 7 years
Leasehold improvements	157,704	Term of lease
	459,979	
Less: Accumulated depreciation	355,036	
	$104,943	

Depreciation and amortization expense was $69,304 for the year.

NOTE 4 - EMPLOYEE LOANS AND ADVANCES

Employee advances consist of non-interest bearing loans to employees. The Company has an arrangement with two of its registered representatives to forgive loans in the original amounts of $6,000 and $5,000 if they remain licensed with the Company for a period of thirty-six months. The loans are being amortized to expense over the term of the service periods. Loan amortization expense was $1,527 in 2002. The unamortized loan balance was $4,967 at December 31, 2002. Other loans in the amount of $27,800 are due on demand.

NOTE 5 - MONEY MARKET ACCOUNT- PLEDGED

This account has been pledged to the bank to secure the issuance of a letter of credit to the Company's landlord in lieu of a cash security deposit.

NOTE 6 - LEASE COMMITMENTS

The Company has entered into various equipment operating leases and a lease extension agreement in July 2002 for the use of office space. The lease extension expires in June 2007, with one five-year option to renew, subject to certain conditions. Payment of rent and other charges due under the lease extension period has been guaranteed by an officer of the Company. The lease extension also obligates the Company to pay certain construction costs incurred by the landlord, as defined, in excess of $43,000. The Company has not incurred any additional charges to date. Following is a summary of future rental expense under these operating leases:

Year ending December 31,	
2003	$ 299,387
2004	286,677
2005	282,720
2006	282,720
2007	282,720
Thereafter	141,360
Total	$1,575,584

Rent expense was $358,249 for the year.

NOTE 7 - INCOME TAXES

As a single member LLC, the Company files income tax returns in combination with Holdings and another LLC affiliate. The combined entity is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The members of Holdings report their proportionate share of membership taxable income or loss in their respective income tax returns. The combined entity is subject to New York City Unincorporated Business Tax ("UBT") on taxable profits.

NOTE 8 - CONCENTRATION OF CREDIT RISK AND OFF-BALANCE SHEET RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories. The Company places its cash in commercial checking accounts and bank money market funds. Balances may from time to time exceed federally insured limits. Cash and inventory balances maintained at the Company's clearing firm are uninsured.

NOTE 8 - OFF-BALANCE SHEET RISK - continued

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm. The Company is located in New York and its customers are located primarily throughout the United States.

NOTE 9 - LEGAL MATTERS

The Company has a monetary claim pending against a former broker. During 2002, the broker filed a counterclaim against the Company, which in the opinion of counsel, was neither properly nor timely served. Management, in any case, is vigorously contesting the counterclaim and believes it is without merit.

NOTE 10 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain for operation minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2002, the Company had net capital of $279,783, which exceeded its requirement of $100,000 by $179,783. The ratio of aggregate indebtedness to net capital was .25 to 1.

SUPPLEMENTARY SCHEDULES

SPENCER CLARKE LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

SPENCER CLARKE LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

Computation of Net Capital

Member's capital	$535,186
Non-allowable assets:	
Securities not readily marketable	16,300
Equipment and leasehold improvements - net	104,943
Employee loans and advances, net of offsetting commissions payable of $8,540	24,227
Money market account - pledged	70,884
Other assets	38,655
Total non-allowable assets	255,009
Other charges - unsecured customer debits	394
	255,403
Net capital	279,783
Minimum capital requirement - the greater of $100,000 or 6-2/3% of aggregate indebtedness of $83,672	100,000
Excess net capital	$179,783
Ratio of aggregate indebtedness to net capital	.25 to 1
Schedule of aggregate indebtedness:	
Commissions payable, net of offsetting employee loans and advances of $8,540	$41,681
Accounts payable and accrued expenses	41,991
	$83,672

No material differences exist between the above computation and the computation included in Part IIA of Form X-17a-5 as of December 31, 2002.

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5

Spencer Clarke LLC
New York, New York

In planning and performing our audit of the financial statements of Spencer Clarke LLC for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schneider & Associates LLP

Jericho, New York
February 5, 2003